Exhibit 12.1

	Three Months Ended				Six Months Ended
	June 30,				June 30,

	2001		2000		2001		2000

DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES:
Loss before benefit for income taxes	$(2,006)		$(2,237)		$(1,662)		$(2,679)

Fixed charges

Amortization of deferred financing costs	239		335		479		673

Interest expense	4,949		5,160		10,104		10,222

Earnings before fixed charges	3,182		3,258		8,921		8,216

Fixed charges

Amortization of deferred financing costs	239		335		479		673

Interest expense	4,949		5,160		10,104		10,222

Total fixed charges	5,188		5,495		10,583		10,895

Ratio of earnings to fixed charges	0.61	X	0.59	X	0.84	X	0.75	X

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